FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 5, 2007

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 14 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of March 31, 2007 and 2006 and for the three-month period then ended

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 14 to the consolidated financial statements

Report of Independent Auditors

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have reviewed the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of March 31, 2007, the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month periods ended March 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

2. The financial statements of Minera Yanacocha S.R.L. as of March 31, 2007 and 2006 and for the three-month periods then ended and of Sociedad Minera Cerro Verde S.A.A. as of March 31, 2007 and 2006 and for the three-month periods then ended, have been reviewed by other auditors, whose reports have been furnished to us. Effective January 1, 2007, Sociedad Minera Cerro Verde S.A.A. is being audited by us. In the consolidated financial statements of the Company, the Company’s investment in Minera Yanacocha S.R.L. amounts to US$550.7 million as of March 31, 2007 (US$699.9 million as of March 31, 2006 corresponding to Minera Yanacocha S.R.L. and to Sociedad Minera Cerro Verde S.A.A.); in addition the share in the net income of this entity amounts to US$27.8 million for the three-month period then ended (US$92.5 million for the three-month period ended March 31, 2006 corresponding to Minera Yanacocha S.R.L. and to Sociedad Minera Cerro Verde S.A.A.).

3. We conducted our review in accordance with applicable auditing standards in Peru for interim reviews. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquire of company personnel and analytical procedures applied to consolidated financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express such an opinion on the accompanying consolidated financial statements.

4. Based on our review and on the limited report of the auditors of Minera Yanacocha S.R.L., we are not aware of any material modification that should be made to the accompanying consolidated financial statements referred above to be in conformity with generally accepted accounting principles in Peru.

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 14 to the consolidated financial statements

Report of Independent Auditors (continued)

5. We have previously audited, in accordance with generally accepted auditing standards in Peru, the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. Our report dated February 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

Lima, Peru
April 23, 2007

Countersigned by:

____________________
Víctor Burga
C.P.C. Register No.14859

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets
As of December 31, 2006 (audited) and March 31, 2007 (unaudited)

	Note	2006	2007
		US$(000)	US$(000)

Assets

Current assets

Cash and cash equivalents	5	239,533	198,516

Financial assets at fair value through profit or loss (Gold Certificates)	6	63,210	-

Available-for-sale financial assets		56,549	56,845

Trade accounts receivable		77,422	50,212

Other accounts receivable, net		4,481	5,828

Accounts receivable from affiliates	11	11,714	10,775

Inventories, net		30,621	28,735

Current portion of prepaid tax and expenses		7,961	7,529
Total current assets		491,491	358,440

Long - term other accounts receivable		1,524	1,393

Prepaid tax and expenses		10,501	8,353

Investment in shares	7	839,129	893,919

Property, plant and equipment, net		215,643	216,562

Mine development costs, net		64,753	69,299

Deferred income tax and workers’ profit sharing asset, net	9	111,447	140,368

Other assets		1,283	1,218

Total assets		1,735,771	1,689,552

	Note	2006	2007
		US$(000)	US$(000)

Liabilities and shareholders’ equity, net

Current liabilities

Bank loans		10,000	10,000
Trade accounts payable		28,539	23,123
Income tax payable		34,485	17,673
Dividends and other current liabilities	8	59,779	112,742
Current portion of long-term debt		491	422
Deferred income from sale of future production	12	43,032	20,279
Total current liabilities		176,326	184,239

Other long-term liabilities		64,651	59,663
Long-term debt		115	29
Deferred income from sale of future production	12	194,173	152,001
Total liabilities		435,265	395,932

Shareholders’ equity, net
Capital stock, net of treasury shares of US$14,474,000 in 2006 and 2007		173,930	173,930
Investment shares, net of treasury shares of US$37,000 in 2006 and 2007		473	473
Additional capital		177,713	177,713
Legal reserve		37,679	37,679
Other reserves		269	269
Retained earnings	8	852,148	841,739
Cumulative translation loss		(34,075)	(34,075)
Cumulative unrealized gain on investments in shares carried at fair value		932	963
		1,209,069	1,198,691
Minority interest		91,437	94,929

Total shareholders’ equity, net		1,300,506	1,293,620

Total liabilities and shareholders’ equity, net		1,735,771	1,689,552

The accompanying notes are an integral part of these consolidated balance sheets.

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of Income (unaudited)
For the three-month periods ended March 31, 2006 and 2007

	Note	2006	2007
		US$(000)	US$(000)

Operating revenues
Net sales	10	102,696	150,818
Royalties income	11	13,070	8,381
Realized income from sale of future production	12	12,749	5,393
Total revenues		128,515	164,592
Costs of operations
Operating costs		33,409	42,709
Exploration and development costs in operational mining sites		11,558	11,652
Depreciation and amortization		5,469	7,923
Total costs of operations		50,436	62,284
Gross margin		78,079	102,308
Operating expenses
General and administrative		8,111	8,213
Exploration costs in non-operational mining sites		8,736	8,958
Royalties		3,588	5,590
Selling		1,218	1,397
Total operating expenses		21,653	24,158
Operating income		56,426	78,150
Other income (expenses), net
Share in affiliated companies, net	7	92,417	55,044
Income from change in the market value of gold certificates	6	-	5,126
Interest income		1,108	2,690
Interest expense		(1,813)	(1,549)
Net loss from releasing fixed prices in normal sales contracts	12	-	(85,455)
Exchange difference gain (loss)		193	(287)
Loss from change in the fair value of derivative instruments	12	(13,124)	-
Other, net		9	(903)
Total other income (expenses), net		78,790	(25,334)
Income before workers’ profit sharing, income tax and minority interest		135,216	52,816

Workers’ profit sharing	9	2,201	574
Income tax	9	4,089	(555)
Net income		141,506	52,835

Net income attributable to minority interest		(14,948)	(16,173)
Net income attributable to Buenaventura		126,558	36,662

Basic and diluted earnings per share, stated in U.S. dollars		0.99	0.29

Weighted average number of shares outstanding		127,221,164	127,221,164
		-	-

The accompanying notes are an integral part of these consolidated balance sheets.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
For the three-month period ended March 31, 2006 and 2007

	Capital stock, net of treasury shares
	Number of shares	Common shares	Investment shares	Additional capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized gain on investments carried at fair value	Total	Minority interest	Total shareholders’ equity
		U$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2006	126,879,832	173,930	473	177,713	37,679	269	483,484	(34,075)	70	839,543	23,416	862,959
Declared dividends, note 8	-	-	-	-	-	-	(27,997)	-	-	(27,997)	(4,260)	(32,257)
Dissolution of minority interest in Minas Poracota S.A.	-	-	-	-	-	-	-	-	-	-	970	970
Investments in shares maintained at fair value	-	-	-	-	-	-	-	-	4	4	-	4
Net income	-	-	-	-	-	-	126,558	-	-	126,558	14,948	141,506
Balance as of March 31, 2006	126,879,832	173,930	473	177,713	37,679	269	582,045	(34,075)	74	938,108	33,134	971,242

Balance as of January 1, 2007	126,879,832	173,930	473	177,713	37,679	269	852,148	(34,075)	932	1,209,069	91,437	1,300,506
Declared dividends, note 8	-	-	-	-	-	-	(47,071)	-	-	(47,071)	(10,020)	(57,091)
Available-for-sale financial assets	-	-	-	-	-	-	-	-	21	21	-	21
Investments in shares maintained at fair value	-	-	-	-	-	-	-	-	10	10	-	10
Other	-	-	-	-	-	-	-	-	-	-	(2,661)	(2,661)
Net income	-	-	-	-	-	-	36,662	-	-	36,662	16,173	52,835

Balance as of March 31, 2007	126,879,832	173,930	473	177,713	37,679	269	841,739	(34,075)	963	1,198,691	94,929	1,293,620

The accompanying notes are an integral part of these consolidated statements.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
For the three-month periods ended March 31, 2006 and 2007

	2006	2007
	US$(000)	US$(000)

Operating activities
Collection from customers	97,715	178,028
Settlement of gold certificates	-	135,189
Collection of royalties	16,192	9,036
Collection of interest	959	2,870
Recovery of value added tax	7,079	2,668
Collection of dividends	39,289	-
Payment for releasing fixed prices in normal sales contracts	-	(144,987)
Acquisition of gold certificates	-	(66,853)
Payments to suppliers and third parties	(38,189)	(49,936)
Payments of income tax	(8,406)	(38,427)
Payments to employees	(13,750)	(25,725)
Payments of exploration expenditures	(16,465)	(15,127)
Payments of royalties	(5,034)	(7,210)
Payments of interest	(464)	(601)
Net cash provided by (used in) operating activities	78,926	(21,075)
Investing activities
Purchase of plant and equipment	(6,729)	(9,679)
Development cost expenditures	(6,477)	(7,835)
Increase on time deposits	-	(4,889)
Proceeds from sale of plant and equipment	29	327
Payments by purchase of investments in shares	(2,747)	-
Payments by derivative instruments settled, net	(2,673)	-
Increase on investment funds	(1,000)	-
Net cash used in investing activities	(19,597)	(22,076)
Financing activities
Payments of dividends for minority interest shareholders	(4,260)	(2,600)
Increase (decrease) of long-term debt	226	(155)
Decrease of bank loans, net	(2,461)	-
Net cash used in financing activities	(6,495)	(2,755)
Net increase (decrease) in cash during the period	52,834	(45,906)
Cash at beginning of period	96,851	176,600
Cash at year-end, note 5	149,685	130,694

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Consolidated Statements of Cash Flows (unaudited) (continued)

	2006	2007
	US$(000)	US$(000)

Reconciliation of net income to net cash provided by operating activities
Net income	126,558	36,662
Add (deduct)
Minority interest	14,948	16,173
Depreciation and amortization	6,697	8,326
Amortization of development costs	3,509	3,243
Long-term officers’ compensation	1,121	1,523
Accretion expense	1,349	948
Net cost of retired plant and equipment	1,124	593
Exchange difference loss (gain)	(193)	287
Loss from change in the fair value of derivative instruments	13,124	-
Income from releasing fixed prices in normal sales contracts	-	(59,532)
Share in affiliated companies, net of dividends received in cash	(53,128)	(55,044)
Gain for deferred income tax and workers´ profit sharing expenses	(22,989)	(28,921)
Realized income from sale of future production	(12,749)	(5,393)
Other	(168)	(168)
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Financial assets at fair value through profit or loss (Gold Certificates)	-	63,210
Trade accounts receivable	(4,981)	27,210
Other accounts receivable	414	(1,216)
Accounts receivable from affiliates	2,504	939
Inventories	(137)	3,075
Prepaid tax and expenses	(1,468)	2,580
Increase (decrease) of operating liabilities -
Trade accounts payable	-	(5,416)
Income tax payable	5,926	(16,812)
Dividends and other current liabilities	(2,535)	(13,342)
Net cash provided by (used in) operating activities	78,926	(21,075)
Transactions that did not affect cash flows:
Declared and not paid dividends, note 8	30,321	50,992

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of March 31, 2006 and 2007

1.	Business activity
Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura” or “the Company”) is a public company incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration and commercialization of polymetallic ores. The main business activities of its subsidiaries are presented in the consolidated financial statements as of December 31, 2006; there have been no changes in such activities during the first quarter of 2007.

The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of
	December 31, 2006		March 31, 2007
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Ownership of the mining concessions, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	99.99	-	99.99	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Inversiones Colquijirca S.A.	61.42	-	61.42	-
Minas Conga S.R.L.	-	60.00	-	60.00
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-
Minas Poracota S.A.	100.00	-	-	-
Minera Minasnioc S.A.C.	60.00	-	60.00	-

Transmission of electric power
Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01

Other activities
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	99.99	-	99.99

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Notes to the interim consolidated financial statements (unaudited)
(continued)

2.	Interim unaudited consolidated financial statements
Basis of presentation -
The interim unaudited consolidated financial statements for the three-month period ended March 31, 2007 have been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2006.

Significant accounting principles and practices -
(a)
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements, are similar to those used in the preparation of the Company’s annual consolidated financial statements.

(b)	Foreign currency translation -
Change of functional and reporting currency
Effective January 1, 2006, the functional and reporting currency of the Company is the U.S. dollar (Nuevos Soles until December 31, 2005). The change of the functional and reporting currency has been made prospectively effective January 1, 2006.

Transactions in foreign currency (any currency different to the functional currency) are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the consolidated balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions. Exchange differences resulting from the settlement of the transactions in foreign currencies and from the translation of the monetary assets and liabilities at the exchange rates at year-end, are recognized in the consolidated statement of income.

Reclassifications -
The Company did not make significant reclassifications to its interim consolidated financial statements for the three-month periods ended March 31, 2007 and 2006.

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Notes to the interim consolidated financial statements (unaudited)
(continued)

3.	Seasonality of operations
The Company and its subsidiaries operate continuously without alterations due to seasonality.

4.	Acquisition of minority interest and merger by absorption of subsidiaries
Inversiones Mineras del Sur S.A. (Inminsur)
As mentioned in the note 2 to the audited financial statement as of December 31, 2006, the Company acquired Inminsur´s minority interest in August 2006. Subsequently, in December 2006, Buenaventura absorbed Inminsur.

Minas Poracota S.A. (Poracota)
As mentioned in the note 38(b) to the audited financial statement as of December 31, 2006, on November 10, 2006, the Company acquired 25 per cent of the capital stock of Minas Poracota S.A. by a payment of US$2,250,000. As a result, Buenaventura obtained the ownership of 100 per cent of the capital stock of Minas Poracota S.A. Subsequently, the Shareholders’ meeting held on December 4, 2006 approved the merger by absorption with its subsidiary Poracota, with effective date January 2, 2007.

5.	Cash and cash equivalents
(a)	This item is made up as follows:

	As of December 31, 2006	As of March 31, 2007
	US$(000)	US$(000)

Cash	349	295
Demand deposits accounts	32,237	44,943
Time deposits (b)	118,949	85,456
Liquidity funds (c)	25,065	-
Cash balances included in the consolidated statements of cash flows	176,600	130,694
Time deposits with an original maturity of more than 90 days (d)	62,933	67,822

	239,533	198,516

(b)	As of March 31, 2007, it mainly corresponds to time deposits in U.S. dollars, with annual interest rates ranging from 4.50% to 5.22% and original maturities from 5 to 90 days.

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Notes to the interim consolidated financial statements (unaudited)
(continued)

(c)
As of December 31, 2006, the Company maintained investments of US$25,065,000 in a liquidity fund structured by Investment Bank Lehman Brothers. The fund, was composed by a diverisified portfolio of high quality assets and short-term maturity, was focused in preserving the capital and assuring the immediate liquidity, and has no a defined maturity. In January 2007, this fund was settled.

(d)	As of March 31, 2007, it mainly corresponds to a time deposit in U.S. dollars, with annual interest rate ranging from 5.00% to 5.20% and original maturities from 91 to 123 days.

6.	Financial assets at fair value through profit or loss (Gold Certificates)
In May 2006, the Company acquired one million participations of an Exchange Traded Fund called “Gold ETF” endorsed by the World Gold Council, equivalent to 100,000 gold ounces, with a cost per unit of US$68.07. As of December 31, 2006, the fair value of the Gold ETF was US$63,210,000. The gold certificates have been accounted for as a financial asset at fair value through profit or loss in concordance with the intention of the management at the time of the acquisition.

In January 2007, the Company acquired additional gold certificates (1.1 million participations) by US$66,853,000 equivalent to 110,000 gold ounces, with an average cost per unit of US$60.77.

On March 14, 2007, the Company settled all its participations at US$135,189,000 with the purpose to finance the disbursement related to the releasing of the fixed prices in its normal sales contracts, see note 12.

At the settlement date, the fair value of each participation amounted to US$64.38. Consequently, the Company has recognized a gain of US$5,126,000, which is presented in the consolidated statements of income.

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Notes to the interim consolidated financial statements (unaudited)
(continued)

7.	Investments in shares

(a)	This item is made up as follows:

	Equity ownership		Amount
	As of December 31, 2006	As of March 31, 2007	As of December 31, 2006	As of March 31, 2007
	%	%	US$(000)	US$(000)
Equity method investments
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	522,568	550,747
Amount paid in excess of fair value of assets and liabilities, net			20,710	20,056
			543,278	570,803
Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	18.50	18.50	231,641	259,185
Amount paid in excess of fair value of assets and liabilities, net			59,928	59,608
			291,569	318,793

Investments carried at fair value
Ferrovias Central Andino S.A.	10.00	10.00	643	643
Other			3,639	3,680
			4,282	4,323
			839,129	893,919

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Notes to the interim consolidated financial statements (unaudited)
(continued)

(b)	The detail of share in affiliated companies is:

	For the three-month periods ended March 31,
	2006	2007
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	77,539	27,233
Sociedad Minera Cerro Verde S.A.A.	13,681	27,224
Other	1,197	587

	92,417	55,044

(c)
The investment in Yanacocha (a gold mine located in Cajamarca, Peru) and in Cerro Verde (a copper mine located in Arequipa, Peru), represent the most significant investments of Buenaventura. The share in affiliated companies has been significant for the Company’s net income as of March 31, 2006 and 2007.

Increase in investments in shares´ balance
Investment in shares´ balance increased by US$54,790,000 compared to the balance as of December 31, 2006, which was originated by:

2007
US$(000)

Share in affiliate companies	55,044
Other	(254)

54,790

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Notes to the interim consolidated financial statements (unaudited)
(continued)

Decrease in share in affiliated companies
The share in affiliated companies decreased by US$37,373,000 compared to same quarter of 2006, mainly due to the net effect of:

-
A decrease of US$50,306,000 in the share in Yanacocha’s net income. During the first quarter of 2007, Yanacocha sold 455,328 gold ounces compared to 769,853 gold ounces sold in the same period of 2006.

-	An increase of US$13,543,000 in the share in Cerro Verde´s net income, due to a higher copper production as a result of the start - up of the primary sulfide plant.

Summary of financial information based on the Yanacocha and Cerro Verde financial statements -
Presented below is certain summary financial information extracted from the Yanacocha´s and Cerro Verde´s financial statements and adjusted to conform to accounting practices and principles of the Company:

	Yanacocha		Cerro Verde
	As of December 31, 2006	As of March 31, 2007	As of December 31, 2006	As of March 31, 2007
	US$(000)	US$(000)	US$(000)	US$(000)

Balance sheet
Total assets	1,825,457	1,867,623	1,637,584	1,796,490
Total liabilities	629,049	593,438	385,405	395,414
Shareholders’ equity	1,196,408	1,274,185	1,252,179	1,401,076

	Yanacocha		Cerro Verde
	For the three-month periods ended March 31,		For the three-month periods ended March 31,
	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Statements of income
Total revenues	426,743	297,283	93,505	317,651
Operating income	249,195	102,175	70,276	233,817
Net income	179,051	69,348	77,371	148,897

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Notes to the interim consolidated financial statements (unaudited)
(continued)

8.	Retained earnings
The information about declared dividends for the three-month periods ended March 31, 2006 and 2007 is as follows:

Meeting/Board	Date	Declared dividends	Dividends per share
		US$	US$
Dividends 2006
Mandatory annual shareholder’s meeting	March 30, 2006	30,321,000	0.22
Less - Dividends paid to Condesa		(2,324,000)
		27,997,000
Dividends 2007
Mandatory annual shareholder’s meeting	March 28, 2007	50,992,000	0.37
Less - Dividends paid to Condesa		(3,921,000)
		47,071,000

As of March 31, 2007, the declared dividends of first quarter of 2007, agreed in the shareholders´ meeting held on March, 28, 2007, had not been paid yet to the shareholders. They are presented in the caption Dividends and Other Current liabilities of the consolidated balance sheet.

9.	Deferred income tax and workers’ profit sharing asset, net
The deferred income tax and workers’ profit sharing asset mainly includes an effect of US$58,209,000 from the deferred revenue from sale of future production (US$81,342,000 as of December 31, 2006) and an effect of US$51,615,000 originated by releasing fixed prices in normal sales contracts, explained in note 12.

The current and deferred portions of the income tax and workers’ sharing expense (benefit) included in the consolidated statements of income for the three-month period ended March, 31, 2006 and 2007 are made up as follows:

	2006	2007
	US$(000)	US$(000)

Workers’ profit sharing
Current	(2,854)	(5,855)
Deferred	5,055	6,429
	2,201	574

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Notes to the interim consolidated financial statements (unaudited)
(continued)

2006	2007
US$(000)	US$(000)

Income tax
Current	(13,845)	(23,047)
Deferred	17,934	22,492
	4,089	(555)

10.	Net sales
The sales in the first quarter of 2007 (US$150,818,000) increased by 47 percent compared to the first quarter of 2006 (US$102,696,000). During the first quarter of 2006, the Company sold 97,000 gold ounces at an average fixed price of US$338.97/Oz and 3,120 ounces of gold at an average market quotation of US$511.87/Oz, while in similar period of 2007 the Company sold 40,000 gold ounces at an average fixed price of US$340.00/Oz and 68,918 gold ounces at an average market quotation of US$651.52/Oz.

The better sales prices obtained during the first quarter of 2007, results from the modification of schedule of commitments of ounces of gold with two of its clients made in January 2007. According to this modification, 208,000 and 108,000 ounces of gold which would have been delivered in the years 2007 and 2008 at fixed prices, will be delivered in the year 2012. Therefore, the Company will sell 68,918 ounces of gold at an average market quotation for the three-month period ended as of March, 31, 2007.

In addition, the consolidated sales increased due to higher sales of Sociedad Minera El Brocal S.A.A. (an investment held through Inversiones Colquijirca S.A.). The first quarter sales of 2007 were US$47,887,000 (US$36,280,000 in similar period of 2006). This increase is due to the higher market quotations of lead, zinc and silver and higher volume sold during the first quarter of 2007.

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Notes to the interim consolidated financial statements (unaudited)
(continued)

11.	Transactions with affiliated companies
(a)	As a result of the transactions presented in the paragraph below, the Company has the following accounts receivable from affiliated companies:

	As of December 31, 2006	As of March 31, 2007
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	11,329	10,674
Others	385	101

	11,714	10,775

(b)	The Company had the following transactions with its affiliated companies:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -
Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. During the three-month period ended March 31, 2007, royalties earned amounted to US$8,381,000 (US$13,070,000 for the three-month period ended March 31, 2006) and are presented as royalties income in the consolidated statements of income.

Buenaventura Ingenieros S.A. (“Bisa”) -
Since March 2002, Buenaventura Ingenieros S.A. enters into annual master agreements with Yanacocha to perform functions related to planning, monitoring and administrating the infrastructure projects, as well as analysis, studies and work plan design required by Yanacocha in its operations. On January 1, 2005 these entities signed a service contract effective for a period of two years.

The revenues related to this service contract during the three-month period ended March 31, 2007, amounted to approximately US$1,805,000 (US$1,290,000 for the three-month period ended March 31, 2006), and are presented in the caption net sales of the consolidated statements of income.

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Notes to the interim consolidated financial statements (unaudited)
(continued)

Consorcio Energético de Huancavelica S.A. (“Conenhua”) -
In November 2001, Conenhua signed a 10-year agreement with Yanacocha for the electric energy transmission and infrastructure operation, Yanacocha will pay an annual fee of US$3.7 million. For the three-month period ended March 31, 2007, the revenues for these services amounted to approximately US$968,000 (US$968,000 for the three-month period ended March 31, 2006) and are presented in the caption net sales of the consolidated statements of income.

Terms and transaction with related parties conditions
Transactions with related parties are made at normal market prices. Outstanding balances at year-end are unsecured interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables. As of March, 31, 2007, the Company has not recorded any impairment of receivables relating to amounts owed by related parties, according to the assessment undertook by management each financial reporting through examining the financial position of the related party and the market in which the related party operates.

12.	Derivative financial instruments
Derivative contracts -
In March 2006, Buenaventura completed the change of the terms of its gold derivative contracts maintained as of December 31, 2005 in order to qualify them as normal sale contracts. In previous years, Buenaventura made similar modifications. As a consequence, Buenaventura does not maintain gold derivative contracts as of March 31, 2007. Likewise, silver derivative contracts maintained by the Company matured in August 2006.

During the three-month period ended as of March 31, 2006, Buenaventura recorded a loss of US$13,124,000 due to the changes in fair value of derivative instruments occurred as of March 31, 2006. This amount is presented in the caption Loss from change in the fair value of derivative instruments.

Normal sale contracts -
As explained in note 33 of the consolidated financial statements as of December 31, 2006, the Company has committed a portion of its future production to prices previously agreed.

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Notes to the interim consolidated financial statements (unaudited)
(continued)

Releasing fixed prices in normal sales contracts -
On March 9, 2007, Buenaventura revised the normal sales contracts with four of its clients in order to eliminate the fixed priced clause of certain number of ounces committed and to sell those ounces between the period 2008- 2012 at market prices.

As a result of such revision, Buenaventura was released from the obligation to sell 483,000 ounces of gold at fixed prices; consequently, they will be sold according at the market price prevailing at the date of the physical delivery of the gold committed. Buenaventura made a payment of US$144,987,000 with charge to expense and recorded a decrease in the liability corresponding to the deferred income from sale of future production of US$59,532,000. The loss resulting of US$85,455,000 is presented in the caption Net loss from releasing fixed prices in normal sales contracts, in the consolidated statements of income.

Following is a movement of the deferred income from sale of future production for the three-month period ended as of March 31, 2007:

	Committed ounces of gold	Deferred income from sale of future production
		US$(000)

Beginning balance	1,933,000	237,205
Releasing fixed prices in normal sales contracts	(483,000)	(59,532)
Realized income from sale of future production	(40,000)	(5,393)
Ending balance	1,410,000	172,280

Less- Non current portion	(1,255,000)	(152,001)

Current portion	155,000	20,279

As of March 31, 2007, the Company is committed to sell 1,410,000 ounces of gold at prices up US$451 per ounce, until October 2012.

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Notes to the interim consolidated financial statements (unaudited)
(continued)

Following are the commitments of ounces of gold at market quotation for the next years:

Ounces of gold

2008	160,000
2009	135,000
2010	107,000
2011	54,000
2012	27,000

483,000

13.	Statistical data
Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month periods ended March 31, 2006 and 2007 are as follows:

(a)	Volumes sold:

For the three-month periods ended March 31,
	2006	2007

Gold	100,120 OZ	108,918 OZ
Silver	4,030,366 OZ	3,871,855 OZ
Lead	7,838 MT	8,766 MT
Zinc	12,981 MT	15,687 MT
Copper	33 MT	24 MT

Translation of consolidated financial statements originally issued in Spanish - See Note 14

Notes to the interim consolidated financial statements (unaudited)
(continued)

(b)	Average sale prices:

For the three-month periods ended March 31,
	2006	2007

Gold	344.36 US$/OZ	537.18 US$/OZ
Silver	9.70 US$/OZ	13.23 US$/OZ
Lead	1,225.96 US$/MT	1,775.21 US$/MT
Zinc	2,139.91 US$/MT	3,376.93 US$/MT
Copper	4,924.86 US$/MT	6,069.02 US$/MT

14.	Explanation added for English language translation
The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 5, 2007